Form 4
Statement of changes in beneficial ownership

1.  Name and address of reporting person:
    Richard E. Lundin
    1536 Beech Street
    Terre Haute,  IN  47804

2.  Issuer name and ticker or trading symbol:
    General Housewares Corp.  (GHW)

4.  Statement for month/year:
    April 1997

6.  Relationship of reporting person to issuer:
    Director

1.  Title of security:
    Common Stock

2.  Transaction date:
    April 4, 1997

3.  Transaction code:
    A

4.  Securities acquired (A) or Disposed of (D):
    500       A       (a)

5.  Amount of securities beneficially owned at end of month:
    500

6.  Ownership form:  Direct (D) or  Indirect (I):
    D

(a) Restricted stock issued by the company for no cash consideration. The restricted period will end with respect to the shares on the annual meeting date in 1997, stock issued pursuant to addendum to 1993 Key Employees' incentive stock plan approved by stockholders at the annual meeting held on 5-10-94. The acquisition of the stock is exempt from section 16b pursuant to Rule 16b-3.

/s/   Richard E. Lundin
Date: May 8, 1997